
February 26, 2021

Thomas Amell
Chief Executive Officer
Pioneer Bancorp, Inc.
652 Albany Shaker Road
Albany, New York 12211

> **Re: Pioneer Bancorp, Inc.**
> **Form 10-Q filed May 14, 2020**
> **Response Dated September 29, 2020**
> **File No. 001-38991**

Dear Mr. Amell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Patrick J. Hughes - Chief Financial Officer